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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
(Name of Issuer)
Ordinary Shares without Nominal Value
(Title of Class of Securities)
803054204
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	803054204	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Dietmar Hopp

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		120,069,196*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		120,069,196*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	120,069,196

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.473%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*	Includes 10,199,996 ordinary shares owned by DH Besitzgesellschaft mbh & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) and 109,869,200 ordinary shares owned by Dietmar Hopp Stiftung GmbH. Mr. Hopp exercises voting and dispositive power of the ordinary shares held by such entities.

CUSIP No.	803054204	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Dietmar Hopp Stiftung GmbH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	5	SOLE VOTING POWER:

NUMBER OF		109,869,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		109,869,200

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	109,869,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.668%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	803054204	Page	4	of	9
Item 1(a). Name of Issuer.
     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices.
     The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.
Items 2(a). Name of Person Filing.
     This statement is filed on behalf of the following persons with respect to ordinary shares of the Company beneficially held by such persons (collectively, the “Shares”):
     (i) Dietmar Hopp, with respect to Shares beneficially owned by him and with respect to shares beneficially owned by DH Besitzgesellschaft mbh & Co. KG and by Dietmar Hopp Stiftung GmbH; and
     (ii) Dietmar Hopp Stiftung GmbH, with respect to Shares beneficially owned by it.
     The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Item 2(b). Address of Principal Business Office or, if None, Residence.
     The address of the principal business office of each of the Reporting Persons is c/o Wipfler & Partner, Steuerberater — Sozietat, Max-Planck-Strasse 8, D-69190 Walldorf, Federal Republic of Germany.
Item 2(c). Citizenship.
     (i) Dietmar Hopp is a citizen of the Federal Republic of Germany.
     (ii) Dietmar Hopp Stiftung GmbH is a corporation organized under the laws of the Federal Republic of Germany.
Item 2(d). Title of Class of Securities.
     Ordinary Shares without Nominal Value.
Item 2(e).CUSIP Number.
     803054204

CUSIP No.	803054204	Page	5	of	9
Item 3.
     If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     The percentages used herein and in the rest of Item 4 are calculated based upon 1,267,537,248 total ordinary shares of the Company issued and outstanding as of December 31, 2006, based upon a representation of the Company. As of the close of business on December 31, 2006:
     A. Dietmar Hopp
     (a) Amount beneficially owned: 120,069,196
     (b) Percent of class: 9.473%

(c)	(i)	Sole power to vote or direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 120,069,196

	(iii)	Sole power to dispose or direct the disposition: 0

	(iv)	Shared power to dispose or direct the disposition: 120,069,196

CUSIP No.	803054204	Page	6	of	9
     B. Dietmar Hopp Stiftung GmbH
     (a) Amount beneficially owned: 109,869,200
     (b) Percent of class: 8.668%

(c)	(i)	Sole power to vote or direct the vote: 109,869,200

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 109,869,200

	(iv)	Shared power to dispose or direct the disposition: 0
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |-|
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     Not Applicable.

CUSIP No.	803054204	Page	7	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2007	/s/ Dietmar Hopp
Dietmar Hopp
Dietmar Hopp Stiftung GmbH
/s/ Dietmar Hopp
Name: Dietmar Hopp Title: Managing Director

CUSIP No.	803054204	Page	8	of	9
Exhibit Index

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement

CUSIP No.	803054204	Page	9	of	9
Exhibit 99.1
JOINT FILING AGREEMENT
     The undersigned hereby agree that the statement on Schedule 13G/A (Amendment No. 2) with respect to the ordinary shares of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 6, 2007	/s/ Dietmar Hopp
Dietmar Hopp
Dietmar Hopp Stiftung GmbH
/s/ Dietmar Hopp
Name: Dietmar Hopp Title: Managing Director